SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter filed on August 16, 2002 by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores,* informing the permutation of its shareholdings in Argentine Realty S.A. and Buenos Aires Realty S.A..

By letter dated August 16, 2002, the Company informed the execution of a permutation agreement. As a result of this permutation the Company transferred its shareholdings (50%) in Argentine Realty S.A. and Buenos Aires Realty S.A.. to Raghsa S.A. and in exchange, Raghsa S.A. transferred its shareholdings (50%) in Buenos Aires Trade & Finance Center S.A. to the Company. By virtue of the above-mentioned agreement, the Company owns 100% shares issued by Buenos Aires Trade & Finance Center S.A.